UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. _____)

                              SANDSTON CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   800111 10 6
                                 (CUSIP Number)

                                Daniel J. Dorman
                      President and Chief Executive Officer
                              Sandston Corporation
                        40950 Woodward Avenue, Suite 304
                        Bloomfield Hills, Michigan 48304
                                 (248) 723-3007
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                           Richard A. Walawender, Esq.
                   Miller, Canfield, Paddock and Stone, P.L.C.
                        150 W. Jefferson Ave., Suite 2500
                             Detroit, Michigan 48226
                                 (313) 496-7628

                                December 22, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                         (Continued on following pages)


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                                  SCHEDULE 13D

CUSIP NO. 800111 10 6

1     NAME OF REPORTING PERSON:

      Patricia Ann Dorman

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

3     SEC USE ONLY

4     SOURCE OF FUNDS: PF (See Item 3).

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                        7     SOLE VOTING POWER: 600,000 (See Item 5).
NUMBER OF SHARES
BENEFICIALLY            8     SHARED VOTING POWER: 0 (See Item 5).
OWNED BY EACH
REPORTING PERSON        9     SOLE DISPOSITIVE POWER: 600,000 (See Item 5).
WITH
                        10    SHARED DISPOSITIVE POWER: 0 (See Item 5).

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      600,000 (See Item 5).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                               |X| (See Item 5).

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5% (See Item 5).

14    TYPE OF REPORTING PERSON: IN (See Item 3).


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                                  SCHEDULE 13D

Patricia Ann Dorman disclaims beneficial ownership of any and all shares of "Sandston Common Stock" (as hereinafter defined) beneficially owned by her husband, Daniel J. Dorman, the President and CEO of Sandston Corporation. Mr. Dorman beneficially owns 5,248,257 shares of Sandston Common Stock and disclaims beneficial ownership of any and all shares of Sandston Common Stock beneficially owned by his wife. The filing of this Statement on Schedule 13D shall not be construed as an admission that Patricia Ann Dorman is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, no par value per share ("Sandston Common Stock"), of Sandston Corporation, a Michigan corporation ("Sandston" or the "Issuer"). The principal executive offices of Sandston are located at 40950 Woodward Avenue, Suite 304, Bloomfield Hills, Michigan 48304.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f): This Statement on Schedule 13D is being filed by Patricia Ann Dorman, an individual whose business address is 40950 Woodward Avenue, Suite 304, Bloomfield Hills, Michigan 48304. Patricia Ann Dorman is a United States citizen and an investor. She is also the wife of Daniel J. Dorman, the President and CEO of Sandston Corporation.

(d), (e): During the last five years, Patricia Ann Dorman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 600,000 shares of Sandston Common Stock reported as beneficially owned by Patricia Ann Dorman were acquired in a private placement for an aggregate cost of $30,000.00, or $.05 per share.

The sources of the funds used to acquire all shares of Sandston Common Stock reported as beneficially owned by Patricia Ann Dorman in this Schedule 13D were personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The shares of Sandston Common Stock reported as beneficially owned by Patricia Ann Dorman were acquired for purposes of investment.

From time to time Patricia Ann Dorman may purchase or sell additional shares of Sandston Common Stock in unsolicited market transactions at the prevailing market price or in privately negotiated transactions.

The response to Item 5(a) of this Schedule 13D is incorporated herein by this reference.


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                                    * * * * *

Except as described in this Item 4 or in Item 6 of this Schedule 13D, Patricia Ann Dorman does not presently have any plans or proposals which relate to or would result in, (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Patricia Ann Dorman is the beneficial owner of 600,000 shares of Sandston Common Stock, which constitute 5.5% of the shares of Sandston Common Stock deemed issued and outstanding as of December 21, 2006. The number of shares of Sandston Common Stock reported in this section (a) as beneficially owned by Patricia Ann Dorman does not include any of the shares of Sandston Common Stock reported as beneficially owned by Daniel J. Dorman, her husband and the President and CEO of the Issuer. Patricia Ann Dorman has disclaimed beneficial interest in any shares of Sandston Common Stock beneficially owned by Daniel J. Dorman. Daniel J. Dorman has disclaimed beneficial ownership of any shares of Sandston Common Stock beneficially owned by Patricia Ann Dorman.

(b) Patricia Ann Dorman has the power to vote, or to direct the voting of, all of the shares of Sandston Common Stock reported as beneficially owned by her in the response to subsection (a) of this Item 5. Patricia Ann Dorman has the power to dispose of, or to direct the disposition of, all of the shares of Sandston Common Stock reported as beneficially owned by her in the response to subsection
(a) of this Item 5.

(c) Except as otherwise indicated in this subsection (c) or the response to Item 3 of this Schedule 13D, Patricia Ann Dorman has not personally effected any transactions in Sandston Common Stock in the last 60 days.

                  List of Transactions Effected in Last 60 days

                               Date of            Type of         No. of      Price Per
        Name                 Transaction        Transaction       Shares        Share
        ----                 -----------        -----------       ------        -----

Patricia Ann Dorman       December 22, 2006       Purchase        600,000       $.05

(d) Patricia Ann Dorman has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Sandston Common Stock reported as beneficially owned by her in the response to subsection (a) of this Item 5.

(e) Not applicable.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None


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                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 2, 2006                          /s/ Patricia Ann Dorman
                                                -----------------------
                                                    Patricia Ann Dorman


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